FURY GOLD MINES LIMITED
401 Bay Street, 16th Floor Toronto, Ontario, M5H 2Y4

NOTICE OF CHANGE OF AUDITOR

To:	Deloitte LLP
And To:	PricewaterhouseCoopers LLP

And To:	British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Autorité des marchés financiers
Northwest Territories Office of the Superintendent of Securities
Office of the Superintendent of Securities, Nunavut
Office of the Yukon Superintendent of Securities

Fury Gold Mines Limited (the "Company") is issuing this notice pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the planned change of its auditor from Deloitte LLP to PricewaterhouseCoopers LLP, Chartered Professional Accountants (the "Successor Auditor"). In accordance with NI 51-102, the Company hereby states that:

1. On January 7, 2026, the Board of Directors approved the recommendation of the Audit Committee of the Company and requested the resignation of Deloitte LLP as auditor to be effective upon issuance of the Company's consolidated financial statements for the year ending December 31, 2025 in order to immediately thereupon engage the Successor Auditor as auditor of the Company for the fiscal year ending December 31, 2026, subject to confirmation such appointment by the Company's shareholders at the annual general meeting expected to be held in late June 2026.

2. On January 7, 2026, Deloitte LLP provided a written confirmation that it will resign as the auditor of the Company effective upon issuance of the Company's consolidated financial statements for the year ending December 31, 2025 at the request of the Company.

3. The Successor Auditor will be appointed as the Company's Auditor effective the day after the issuance of the Company's financial statements for the fiscal year ended December 31, 2025 to fill the vacancy and to hold office until the next annual meeting of shareholders of the Company;

4. The resignation of Deloitte LLP and the consequent appointment of the Successor Auditor have been considered and approved by the Company's audit committee and board of directors (the "Board");

5. Deloitte LLP has not expressed any modified audit opinions on the consolidated financial statements of the Company for the two most recently completed financial years preceding the date of this notice, being the years ended December 31, 2024 and December 31, 2023;

6. In the opinion of the Company, there have been no "reportable events", as that term is defined in NI 51-102; and

7. This Notice and letters from Deloitte LLP and the Successor Auditor have been reviewed by the Company's audit committee and Board.

Dated at Vancouver, British Columbia this 20th day of January, 2026.

FURY GOLD MINES LIMITED

Per: Phil van Staden-(original signed)

 Chief Financial Officer